Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.            Name and Address of Company

Challenger Energy Corp. (“Challenger”)
Suite 200, 744 – 4th Avenue S.W.
Calgary, Alberta  T2P 3T4

Item 2.            Date of Material Change

October 2, 2008.

Item 3.            News Release

A news release was disseminated through the services of Marketwire on October 2, 2008.

Item 4.            Summary of Material Change

Challenger successfully closed a previously announced equity financing (the “Offering”) for gross proceeds of $30,000,000.

Item 5.1                            Full Description of Material Change

Challenger successfully closed a previously announced Offering for gross proceeds of $30,000,000 which consisted of the sale of 10,000,000 units (“Units”) at a price of $3.00 per Unit. Each Unit was comprised of one common share and one-half of one common share purchase warrant exercisable over the next of 12 months at a price of $3.50 per common share purchase warrant.

The Offering was conducted through a syndicate of investment dealers led by Blackmont Capital Inc. and also including Thomas Weisel Partners Canada Inc. and Wolverton Securities Ltd.

The net proceeds of the Offering will be used by Challenger to satisfy Challenger’s remaining obligations in respect of the Bounty well, and the balance to fund Challenger’s near term exploration activities in respect of the Endeavour well.

This material change report contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending.  Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.  This material change report may contain the reference to the term “undiscovered natural gas resources”, which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered.  There is no certainty that any portion of undiscovered resources will be discovered and that, if discovered, in this or any other discovery, the discovered resource may not be economically viable or technically feasible to produce.

Statements contained in this material change report relating to future results, events and expectations are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements.  Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

Item 5.2         Disclosure for Restructuring Transactions

Not applicable.

Item 6.            Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.  This is not being filed on a confidential basis.

Item 7.            Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.            Executive Officer

For further information, contact Dan MacDonald, Chief Executive Officer and President, Challenger Energy Corp. at (403) 503-8810 (phone) or (403) 503-8811 (fax).

Item. 9            Date of Report

October 14, 2008.